                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

-----------------------------------------------------
In the Matter of
                                                         CERTIFICATE
Xcel Energy Inc.
                                                             OF
File No. 70-9635
                                                         NOTIFICATION
(Public Utility Holding Company
Act of 1935)
----------------------------------------------------

         This Certificate of Notification is filed by Xcel Energy Inc. ("Xcel Energy"), a Minnesota corporation, pursuant to Rule 24. Such filing is made pursuant to Xcel Energy's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated August 22, 2000 (HCAR No. 27218) as amended by orders dated March 7, 2002 (HCAR No. 27494) and November 7, 2002 (HCAR No. 27597) (the "Order") in the above-referenced file. The Order directed that Xcel Energy file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from July 1, 2002 through September 30, 2002 (the "Third Quarter").



A.) FOLLOWING IS A COMPUTATION UNDER RULE 53(a) SETTING FORTH XCEL ENERGY'S CONSOLIDATED RETAINED EARNINGS AND AGGREGATE INVESTMENT IN ALL EWGS AND
         FUCOS:

         Average consolidated retained earnings:          $  1,962.4 million
         Aggregate investment in all EWGs and FUCOs*:     $  2,369.6 million

         * The balance includes $2,232.6 million of Xcel Energy's entire investment in NRG Energy, Inc., not just EWGs and FUCOs. The NRG Energy, Inc. investment includes the acquisition of NRG Energy, Inc.'s minority common shares of $647.8 million. In addition, the investment includes a $502.9 million investment (including interest) made during the first nine months of 2002. The NRG Energy, Inc. investment also includes a $300 million commitment made in May 2002 pursuant to a Support and Capital Subscription Agreement. All investments were made at a time that Xcel Energy was in compliance with Rule 53 or orders of the Commission.

B.) FOLLOWING IS A LISTING OF XCEL ENERGY'S AGGREGATE INVESTMENT IN EACH EWG AND FUCO:
         (in millions)

         Investment in EWGs and FUCOs:
             NRG Energy, Inc.*                                     $ 2,232.6
             Independent Power International                             5.7
             Xcel Energy Argentina Inc.                                123.8
             Denver City Energy Associates, L.P.                         7.5
                                                                   ---------
                                                                   $ 2,369.6
                                                                   =========

         * The aggregate investment represents Xcel Energy's entire investment in NRG Energy, Inc., not just EWGs.

C.)      XCEL ENERGY'S CONSOLIDATED CAPITALIZATION RATIO* AS OF SEPTEMBER 30,
         2002:

         Debt as a percentage of capitalization                          73%
         (including approximately $2,004 million of short-term debt)

         Common stock equity as a percentage of capitalization           25%

         Preferred equity as a percentage of capitalization               2%
         (including mandatorily redeemable preferred securities)

         * Liabilities reclassified as Held for Sale (formerly classified as debt and minority interest) have been added back for this calculation. Common stock equity includes par value, premium, retained earnings, shares held by ESOP, accumulated other comprehensive income and minority interest. Consistent with the SEC order in Release No. 35-27597, dated November 7, 2002, ratios also include the effects on capitalization from the disposition by NRG or its subsidiaries of their ownership of the Killingholme generation facility in England and the Brazos Valley generation facility in Texas, which facilities NRG or its subsidiaries are in the process of transferring to lenders even though legal title has not been transferred to the lenders at this time.

D.)      MARKET-TO-BOOK RATIO OF XCEL ENERGY'S COMMON STOCK AS OF SEPTEMBER 30,
         2002:

         Market-to-book ratio at September 30, 2002                     0.71

E.) NEW EWG PROJECTS IN WHICH XCEL ENERGY INVESTED OR COMMITTED TO INVEST DURING THE THIRD QUARTER:

         None

F.) GROWTH IN CONSOLIDATED RETAINED EARNINGS (SEGREGATING TOTAL EARNINGS GROWTH ATTRIBUTABLE TO EWG PROJECTS FROM THE REVENUE ATTRIBUTABLE TO ALL OTHER SUBSIDIARIES OF XCEL ENERGY):

         (in millions)
         Retained earnings growth from EWG projects                            $    131.6
         Retained earnings growth from all other Xcel Energy subsidiaries
              (reflects dividend payments and $2.9 billion asset impairment
              at NRG)                                                            (2,380.4)
                                                                               ----------
         Total decrease in consolidated retained earnings for the year
              ended September 30, 2002                                         $ (2,248.8)
                                                                               ==========

G.)      YEAR-TO-DATE REVENUES AND NET INCOME OF EACH EWG THROUGH SEPTEMBER 30,
         2002:

                                                  Revenue        Net income
                                                  -------        ----------
         (in millions)
         NRG Energy, Inc.*                      $  1,082.9       $   127.2
         Independent Power International                 -               -
         Xcel Energy Argentina Inc.                   28.4             1.5
         Denver City Energy Associates, L.P.          41.9             2.9

         * Revenues and net income represent Xcel Energy's entire investment in NRG, Energy, Inc., not just EWGs.

H.) PURCHASE PRICE PER SHARE OF REPORTED SALES OF XCEL ENERGY COMMON STOCK AND THE MARKET PRICE PER SHARE AT THE DATE OF THE AGREEMENT OF SALE. None.

I.) THE TOTAL NUMBER OF SHARES OF COMMON STOCK ISSUED DURING THE THIRD QUARTER UNDER XCEL ENERGY'S DIVIDEND REINVESTMENT PLAN AND XCEL ENERGY SYSTEM EMPLOYEE BENEFIT AND EXECUTIVE COMPENSATION PLANS.
         Xcel Energy issued 1,773,995 shares under its dividend reinvestment plan and zero shares under its system employee benefit and executive compensation plans.

J.) THE NAMES OF THE GUARANTORS AND OF THE BENEFICIARIES OF ANY XCEL ENERGY OR SUBSIDIARY GUARANTEE OR OTHER FORM OF CREDIT SUPPORT ISSUED DURING THE THIRD QUARTER, AND THE AMOUNT, TERM AND PURPOSE OF THE GUARANTEE.
         1.       The following guarantees were issued/revised during the Third
                  Quarter:

Guarantor       Beneficiary        Amount      Matures      Purpose
----------------------------------------------------------------------------------
Xcel Energy     e prime, Inc.    $ 2,500,000   Continuing   Gas Trading/Financial
Xcel Energy     e prime, Inc.    $ 2,000,000   07/31/03     Gas Trading

Guarantor               Beneficiary              Amount         Matures         Purpose
-----------------------------------------------------------------------------------------------------
Xcel Energy             e prime, Inc.         $ 3,000,000      07/31/04         Gas Trading/Financial
Xcel Energy             e prime, Inc.         $ 2,000,000      Continuing       Gas Trading/Financial
Xcel Energy             e prime, Inc.         $ 5,000,000      04/31/03         Gas Trading/Financial
Xcel Energy             e prime, Inc.         $ 2,500,000      07/31/03         Gas Trading/Financial
Xcel Energy             e prime, Inc.         $ 3,000,000      12/31/04         Gas Trading/Financial
Xcel Energy             e prime, Inc.         $ 2,000,000      07/31/03         Gas Trading/Financial
Xcel Energy             e prime, Inc.         $ 7,000,000      Continuing       Gas Trading/Financial
Xcel Energy             e prime, Inc.         $ 2,500,000      08/31/03         Gas Trading/Financial
Xcel Energy             e prime, Inc.         $ 1,000,000      03/01/03         Gas Trading/Financial
Xcel Energy             e prime, Inc.         $ 3,500,000      10/31/02         Gas Trading/Financial
Xcel Energy             e prime, Inc.         $ 3,000,000      02/28/03         Gas Trading
Xcel Energy             e prime, Inc.         $ 1,000,000      05/16/03         Gas Trading/Financial
Xcel Energy             e prime, Inc.         $ 8,000,000      07/31/03         Power Trading
Xcel Energy             e prime, Inc.         $   500,000      07/31/03         Power Trading
                        Southwestern                                            Transmission Service
Xcel Energy             Public Service Co.    $ 3,200,000      Continuing       Agreement
                        e prime Energy                                          Purchase & Sale of
Xcel Energy             Marketing, Inc.       $ 3,000,000      08/01/03         Energy/Derivatives
                        e prime Energy                                          Purchase & Sale of
Xcel Energy             Marketing, Inc.       $ 3,000,000      08/01/03         Energy/Derivatives
                        NRG Power                                               Written Commodity
NRG Energy, Inc.        Marketing, Inc.       $ 3,000,000      09/30/03         Futures Agreement
                        NRG Power
NRG Energy, Inc.        Marketing, Inc.       $ 1,100,000      07/31/03         Transmission
                        NRG Power                                               Physical Purchase or
NRG Energy, Inc.        Marketing, Inc.       $   500,000      07/31/03         Exchange/Options
 NRG Northeast
 Generating LLC         NRG Power                                               Physical Purchase or
("NRG NE")              Marketing, Inc.       $15,000,000      10/31/03         Exchange/Options
                                                                                Spot and Forward
                        NRG Power                                               Purchase and Sale
NRG NE                  Marketing, Inc.       $10,000,000      06/30/03         Agreements
NRG South
Central Generating      NRG Power                                               Electric Power
LLC                     Marketing, Inc.       $ 2,000,000      08/01/03         Agreements

         In addition, $17,000,000 of outstanding NRG Energy, Inc. guarantees were assigned to Xcel Energy on August 6, 2002 and $14,000,000 of outstanding NRG NE guarantees were assigned to Xcel Energy between July 30, 2002 and August 19, 2002. These guarantees have been reported on prior Rule 24 filings.

         2. The following guarantees had revised maturity dates during the Third
         Quarter:

                                    Original        Revised
Guarantor      Beneficiary          Maturity Date   Maturity Date    Amount           Purpose
---------------------------------------------------------------------------------------------------
                                                                                      Gas Trading/
Xcel Energy    e prime, Inc.        07/23/02        07/23/03         $   1,000,000    Financial
                                                                                      Gas Trading/
Xcel Energy    e prime, Inc.        08/08/02        08/08/03         $   3,000,000    Financial
                                                                                      Gas Trading/
Xcel Energy    e prime, Inc.        08/31/02        08/31/03         $   5,000,000    Financial
                                                                                      Gas Trading/
Xcel Energy    e prime, Inc.        04/01/02        04/01/04         $     750,000    Financial

                                                                                      Gas Trading/
Xcel Energy    e prime, Inc.        09/30/02        09/30/03         $   1,500,000    Financial
               NRG Power
Xcel Energy    Marketing, Inc.      08/31/02        08/31/03         $  10,000,000    Swap Transactions
               NRG Power
Xcel Energy    Marketing, Inc.      09/30/02        09/30/03         $  15,000,000    Physical Power

         3. The following letters of credit were issued/renewed during the Third
         Quarter:

                                                      Issued/
Issuing Entity               Beneficiary              Renewed     Amount           Expiration Date
---------------------------------------------------------------------------------------------------
Seren Innovations, Inc.      City of Concord          Renewed     $     50,000     08/04/03
NRG Energy, Inc.             Societe Generale         Renewed     $ 65,518,000     07/17/03
NRG Energy, Inc.             Societe Generale         Renewed     $ 15,000,000     07/17/03
NRG Energy, Inc.             Southwest Power Pool     Issued      $  4,000,000     06/30/03

         4. Xcel Energy guaranteed an additional $39,153,775 of surety bonds in the Third Quarter. Such guarantees are exempt under Rule 45 (b)(6).

K.) THE AMOUNT AND TERMS OF ANY SHORT-TERM DEBT ISSUED BY XCEL ENERGY DURING THE THIRD QUARTER.
         Xcel Energy borrows and repays short-term debt on an on-going basis. As of September 30, 2002, Xcel Energy had $799,000,000 in short-term debt outstanding at an average cost of 2.80%.

L.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY UTILITY SUBSIDIARY THAT ARE NOT EXEMPT UNDER RULE 52.
         On an on-going basis Cheyenne Light, Fuel and Power Company (Cheyenne) borrows and repays short-term debt to Xcel Energy. As of September 30, 2002, Cheyenne had $21,745,000 in short-term debt outstanding at an average cost of 2.97%.

         On an on-going basis Black Mountain Gas Company borrows and repays short-term debt to Xcel Energy. As of September 30, 2002, Black Mountain Gas Company had $3,307,967 in short-term debt outstanding at an average cost of 2.97%.

M.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY NON-UTILITY SUBSIDIARY DURING THE THIRD QUARTER THAT ARE NOT EXEMPT UNDER RULE 52.

         1. Certain short-term inter-company notes are issued and repaid on an on-going basis. The proceeds are used for general corporate purposes. As of September 30, 2002, the following such inter-company notes were outstanding with an average interest rate of 2.97%:

                                                                                                    Amount
    Lender                                Borrower                                               Outstanding
    ----------------------------------------------------------------------------------------------------------
    Xcel Energy                           Xcel Energy WYCO Inc.                                  $   2,629,500

    Xcel Energy                           Xcel Energy Services Inc.                              $  64,191,000

    Xcel Energy                           Xcel Energy International Inc.                         $   7,600,000

    Xcel Energy International Inc.        Xcel Energy Argentina Inc.                             $  32,427,194

    NCE Communications, Inc.              Xcel Energy Communications Group, Inc.                 $   2,975,700

    e prime Energy Marketing, Inc.        Xcel Energy Retail Holdings, Inc. ("Xcel Retail")      $   5,612,000

    Xcel Retail                           Xcel Energy Cadence                                    $     854,500

    Xcel Retail                           The Planergy Group                                     $  15,246,785

    XERS Inc.                             Xcel Retail                                            $   5,340,000

    Xcel Energy Centrus                   Xcel Retail                                            $     482,000

    Utility Engineering                   Xcel Energy Wholesale Group, Inc.                      $  64,300,000

    Quixx Corporation                     Utility Engineering                                    $  49,400,000

    Xcel Energy                           Xcel Energy Wholesale Group, Inc.                      $  91,070,000

    Utility Engineering                   Applied Power Associates, Inc.                         $     562,500

    Utility Engineering                   Proto-Power Corporation                                $   2,150,000

    Utility Engineering                   Universal Utility Services                             $   1,500,000

    Utility Engineering                   Precision Resource Company                             $     575,000

    Xcel Energy Markets Holdings, Inc.    Viking Gas Transmission Company                        $   9,900,000

    Texas-Ohio Pipeline, Inc.             Xcel Energy Ventures Inc.                              $     116,000

    Reddy Kilowatt                        Xcel Retail                                            $     900,000

    Xcel Energy Retail Propane            Xcel Retail                                            $   6,296,000

    e prime, Inc.                         Xcel Energy Markets Holdings, Inc.                     $     500,000

    Xcel Energy                           Xcel Energy Markets Holdings, Inc.                     $   8,715,000

    Xcel Energy                           Xcel Energy Ventures, Inc.                             $     142,000

N.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY UTILITY SUBSIDIARY DURING THE THIRD QUARTER UNDER THE EXEMPTION PROVIDED UNDER RULE 52.
         Utility Subsidiaries Short-term Debt
         On an on-going basis the Utility Subsidiaries borrow and repay short-term debt. As of September 30, 2002, the Utility Subsidiaries listed below had outstanding short-term debt as follows:

                                 Utility Subsidiary                Amount          Avg. Rate
              --------------------------------------------------------------------------------
              Public Service Company of Colorado (PSCo)       $ 88,074,240          3.46%
              Southwestern Public Service Company (SPS)       $          0             -
              Northern States Power-Minnesota (NSP-MN)        $100,000,000          4.75%
              Northern States Power-Wisconsin                 $          0             -


         Utility Subsidiaries Letters of Credit Issued/Renewed

                                           Issued/                  Expiration
   Issuing Entity    Beneficiary           Renewed       Amount     Date
   ----------------------------------------------------------------------------
   NSP-MN            City of Sioux Falls   Renewed       $ 5,000    10/22/02

         PSCo
         As of September 30, 2002, PSCo had short-term borrowings outstanding from its subsidiary P.S.R. Investments, Inc. of $19,597,000 at an average rate of 3.64%.

         On July 12, 2002, PSCo was issued a bridge credit facility from various banks in the amount of $200,000,000 that terminated on September 27, 2002. The outstanding amount of the loan, $150,000,000, was paid in full on September 26, 2002.

         On September 10, 2002, PSCo issued and delivered $48,750,000 aggregate principal amount of its First Collateral Trust Bonds, Series No. 7 due 2019 to Ambac Assurance Company ("Ambac") pursuant to an Insurance Agreement dated as of January 21, 1999. These bonds were issued to secure PSCo's reimbursement obligations under the Insurance Agreement and do not bear interest. PSCo entered into the Insurance Agreement with Ambac as part of the consideration for the delivery by Ambac of municipal bond insurance policies for PSCo's Adams County and Pueblo County Pollution Control Refunding Revenue Bonds (PSCo Colorado Projects) Series 1999.

         In September 2002, PSCo sold $600,000,000 principal amount of 7.875% Series 8 First Collateral Trust Bonds due October 2012. These secured notes were sold under the following terms and conditions:

                                               7.875% FCTBs
                                                 due 2012
                                                 --------
         Price to Public                          100.00%
         Underwriting Discount                      1.00%
         Proceeds to PSCo                          99.00%


         The proceeds to PSCo were used to pay down its bridge credit facility and its revolving credit facility.

         On September 26, 2002, PSCo issued and delivered $530,000,000 aggregate principal amount of its First Collateral Trust Bonds, Series No. 9 due 2003 to Bank of America, N.A. pursuant to The First Amendment to Second Amended and Restated 364-Day Credit Agreement dated as of September 6, 2002 between PSCo and Bank of America, N.A. The First Collateral Trust Bonds, Series No. 9 do not bear interest. The First Amendment required PSCo to cause the principal amount of PSCo's obligations under the Second Amended and Restated 364-Day Credit Agreement to be ratably secured with all indebtedness of the Company under the 1993 Indenture, as a condition to, and as consideration for, the obligation of the lenders under the Second Amended and Restated 364-Day Credit Agreement to continue to make loans under the credit agreement.

         Northern States Power-Minnesota (NSP-MN)
         As of June 30, 2002, NSP-MN had short-term borrowings due from its subsidiary First Midwest Auto Park of $1,250,000 at an average rate of 4.90%. As of September 30, 2002, NSP-MN had short-term borrowings outstanding from its subsidiary United Power & Land of $1,514,000 at an average rate of 4.90%.

         On August 15, 2002, NSP-MN renewed its 364-day $300,000,000 revolving credit agreement with several banks. The interest rate per annum under the agreement is the Prime Rate or the Eurodollar Rate plus a spread of
         72.5 basis points. The credit agreement is used as a backup line of credit to support NSP-MN's commercial paper program that is used for general corporate purposes. In connection with this renewal, NSP-MN also issued and delivered $308,000,000 aggregate principal amount of First Mortgage Bonds Series due August 15, 2003 to Wells Fargo Bank, N.A. pursuant to the credit agreement. The obligations under the credit agreement will be secured by this series of bonds. The bonds will be secured pari passu with all other bonds outstanding under the Trust Indenture dated February 1, 1937.

         In July 2002, NSP-MN sold $175,000,000 principal amount of 8.00% Public Income Notes (PINES) due 2024. These unsecured notes were sold under the following terms and conditions:

                                           8.00% PINES due 2024
                                           --------------------
         Initial Public Offering Price           100.00%
         Underwriting Discounts                    3.15%
         Proceeds to NSP-MN                       96.85%

         The proceeds to NSP-MN were used to pay down its revolving credit facility, for other general corporate purposes and to provide capital. The lead underwriter, Salomon Smith Barney, exercised the option to purchase additional notes totaling $10,000,000 principal amount under the same terms above on July 19, 2002 bringing the total principal amount to $185,000,000.

         In September 2002, NSP-MN sold $450,000,000 principal amount of 8.00% First Mortgage Bonds due August 2012. These secured notes were sold under the following terms and conditions:

                                             FMBs due 2012
                                             -------------
         Price to Public                        100.00%
         Underwriting Discount                    1.00%
         Proceeds to NSP-MN                      99.00%

         The proceeds to NSP-MN were used to pay down its revolving credit facility, other general corporate purposes including working capital and capital expenditures.

         On August 27, 2002, NSP-MN closed on the conversion of several tax-exempt pollution control bonds totaling $196,000,000 from variable rate to fixed rate of 8.50%. The first call date on these bonds is August 27, 2012. As part of the conversion, $69,000,000 million of the bonds were collateralized. (The remaining bonds were collateralized in 1997.) These are the specific bonds that were converted from variable to fixed rate:
         1) $27,900,000 City of Becker Pollution Control Revenue Bonds, Series 1992-A
         2) $50,000,000 City of Becker Pollution Control Revenue Bonds,
         Series 1993-A
         3) $50,000,000 City of Becker Pollution Control Revenue Bonds, Series 1993-B
         4) $69,000,000 City of Becker Pollution Control Revenue Refunding Bonds, Series 2000-A

         On July 3, 2002, NSP-MN obtained a Bridge Loan Agreement from Salomon Smith Barney in the amount of $250,000,000 with a termination date of September 27, 2002. This facility was terminated and never drawn upon.

         On August 19, 2002, NSP-MN obtained a Bridge Loan Agreement from Lehman Brothers in the amount of $100,000,000 with a termination date of October 18, 2002. This facility was terminated and never drawn upon.

O.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY NON-UTILITY SUBSIDIARY DURING THE THIRD QUARTER UNDER THE EXEMPTION PROVIDED UNDER RULE 52.
         1. On March 8, 2002, NRG Energy, Inc was issued a line of credit from various banks in the amount of $1,000,000,000 which terminates on March 7, 2003. The average rate on September 30, 2002 was 5.75%. There was $1,000,000,000 outstanding on September 30, 2002.
         2. On July 3, 2002, NRG Energy Center Minneapolis, LLC issued $55 million in Series A Senior Secured Notes with a maturity of 2017. The proceeds from the notes were used to restructure NRG Thermal debt. The coupon rate is 7.25%.
         3. On July 3, 2002, NRG Energy Center Minneapolis, LLC issued $20 million in Series B Senior Secured Notes with a maturity of 2017. The proceeds from the notes were used to restructure NRG Thermal debt. The coupon rate is 7.12%.

P.) THE NOTIONAL AMOUNT AND PRINCIPAL TERMS OF ANY INTEREST RATE HEDGE OR ANTICIPATORY HEDGE ENTERED INTO DURING THE THIRD QUARTER AND THE IDENTITY OF THE PARTIES TO SUCH INSTRUMENTS.
         NRG Energy, Inc. entered into the following interest rate hedges:

                                                Effective      Expiration
          Notional Amount        Swap Rate         Date           Date       Counterparty
      ------------------------------------------------------------------------------------
            $325,000,000        3 mo LIBOR +     06/18/02       06/10/19     Goldman Sachs
                                  1.87938%

Q.) THE NAME, PARENT COMPANY AND AMOUNT INVESTED IN ANY NEW INTERMEDIATE SUBSIDIARY OR FINANCING SUBSIDIARY DURING THE THIRD QUARTER.
         None.

R.) CONSOLIDATED BALANCE SHEETS AS OF THE END OF THE THIRD QUARTER AND SEPARATE BALANCE SHEETS AS OF THE END OF THE THIRD QUARTER FOR EACH COMPANY, INCLUDING XCEL ENERGY, THAT HAS ENGAGED IN FINANCING TRANSACTIONS DURING THE THIRD QUARTER.

         The consolidated balance sheets of Xcel Energy, Public Service Company of Colorado, Southwestern Public Service Company, Northern States Power Company (Minnesota), Northern States Power Company (Wisconsin), NRG Energy, Inc., NRG Northeast Generating LLC and NRG South Central Generating LLC as of September 30, 2002 are incorporated by reference. Such balance sheets were filed with the respective company's Form 10-Q for September 30, 2002. The file numbers are as follows:

                  Xcel Energy                                     1-3034
                  Public Service Company of  Colorado             1-3280
                  Southwestern Public Service Company             1-3789
                  Northern States Power Company (Minnesota)       000-31709
                  Northern States Power Company (Wisconsin)       10-3140
                  NRG Energy, Inc.                                001-15981
                  NRG Northeast Generating LLC                    333-42638
                  NRG South Central Generating LLC                333-48900

         The following balance sheets as of September 30, 2002 were filed under confidential treatment pursuant to Rule 104(b):

         Exhibit 1         Xcel Energy Wyco Inc.
         Exhibit 2         Xcel Energy Services Inc.
         Exhibit 3         Xcel Energy International Inc.
         Exhibit 4         Xcel Energy Communications Group, Inc.
         Exhibit 5         NCE Communications, Inc.
         Exhibit 6         Xcel Energy Retail Holdings, Inc.
         Exhibit 7         Xcel Energy Cadence
         Exhibit 8         The Planergy Group

         Exhibit 9         Viking Gas Transmission Company
         Exhibit 10        Xcel Energy Wholesale Group, Inc.
         Exhibit 11        Applied Power Associates, Inc.
         Exhibit 12        Proto-Power Corporation
         Exhibit 13        Universal Utility Services
         Exhibit 14        Precision Resource Company
         Exhibit 15        Xcel Energy Markets Holdings, Inc.
         Exhibit 16        e prime, inc.
         Exhibit 17        Texas-Ohio Pipeline, Inc.
         Exhibit 18        Quixx Corporation
         Exhibit 19        Xcel Energy Centrus
         Exhibit 20        Utility Engineering
         Exhibit 21        Cheyenne Light, Fuel and Power Company
         Exhibit 22        Black Mountain Gas Company
         Exhibit 23        Xcel Energy Ventures Inc.
         Exhibit 24        Reddy Kilowatt
         Exhibit 25        Xcel Energy Retail Propane
         Exhibit 26        P.S.R. Investments, Inc.
         Exhibit 27        Seren Innovations, Inc.
         Exhibit 28        e prime Energy Marketing, Inc.
         Exhibit 29        XERS Inc.
         Exhibit 30        Xcel Energy Argentina Inc.
         Exhibit 31        NRG Power Marketing, Inc.
         Exhibit 32        First Midwest Auto Park
         Exhibit 33        United Power & Land
         Exhibit 34        NRG Energy Center Minneapolis, LLC

S.)      REGISTRATION STATEMENTS FILED DURING THE THIRD QUARTER
         None

         I, Ben G.S. Fowke III, Vice President and Treasurer of Xcel Energy Inc., certify that transactions included in this Certificate of Notification have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application-Declaration.

                                           XCEL ENERGY INC.

                                           By:  /s/ Ben G.S. Fowke III
                                                -------------------------
                                                Ben G.S. Fowke III
                                                Vice President and Treasurer

Dated:  November 25, 2002